EXHIBIT 16

August 1, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 1, 2005, of Toys “R” Us, Inc. and are in agreement with the statements contained in section (a) of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in the fifth and sixth paragraphs of section (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements for the year ended January 29, 2005.

/s/ Ernst & Young LLP

New York, New York